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                           December 1, 2021

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed November 5,
2021
                                                            File No. 333-258329

       Dear Mr. Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-3

       Prospectus Summary
       Recent Regulatory Development, page 7

   1. We note your disclosure that your ADSs may be delisted under the Holding Foreign
                                                        Companies Accountable
Act. Please clarify that they may also be prohibited from being traded on an
over-the-counter market.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng Yang
            Limited
Comapany1,
December  NameBIT
             2021 Mining Limited
December
Page 2    1, 2021 Page 2
FirstName LastName
Risk Factors
Our ADSs may be delisted under the HFCA Act..., page 17

2. We note your disclosure regarding the potential consequences to investors if your ADSs are delisted from a securities exchange. Please include a discussion of the potential for your securities to be prohibited from trading on an over-the-counter market under the
         Holding Foreign Companies Accountable Act and the consequences to investors.
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten,
Staff Attorney, at (202) 551-3447 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Ke Li, Esq.